Exhibit 4.3

SECOND AMENDMENT TO

RIGHTS AGREEMENT

This Second Amendment to Rights Agreement dated as of September 3, 2004 amends that certain Rights Agreement dated as of June 18, 2003 by and between Hornbeck Offshore Services, Inc., a Delaware corporation (“Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (“Rights Agent”), as amended by the Amendment to Rights Agreement dated as of March 5, 2004 (the “Agreement”).

WHEREAS, with the passage of time, in administering this Agreement, the Board of Directors of the Company (the “Board”), as authorized in the Agreement, has made and must make interpretations of the Agreement;

WHEREAS, the Board has interpreted the Agreement to the effects set forth in paragraphs 1 through 3 below and for the avoidance of doubt, desires to memorialize such interpretations in this Amendment effective ab initio, from June 18, 2003;

WHEREAS, the Company is also making a technical change in the governing law clause;

WHEREAS, the Agreement permits the Company to amend the Agreement, without action of the holders of the Rights, if the Rights are then redeemable, and the Rights are currently redeemable;

WHEREAS, the Rights Agent has agreed under the Agreement to execute any such amendment if, among other things, such amendment does not affect the rights, duties, obligations or immunities of the Rights Agent under the Agreement; and

WHEREAS, the Board of Directors of the Company has determined that this Amendment does not affect the rights, duties, obligations or immunities of the Rights Agent under the Agreement;

NOW THEREFORE, in consideration of the premises set forth above, the parties hereby agree as follows:

1. The last sentence of the definition of “Acquiring Person” in Section 1 of the Agreement is hereby amended to read in its entirety as follows:

Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” became such inadvertently (including, without limitation, because (i) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (ii) such Person was aware of the extent of its Beneficial Ownership of Common Stock, but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person, as promptly as practicable (taking into account applicable legal requirements and reasonable commercial concerns as determined in the sole discretion of the Board of Directors of the Company), divested or divests itself of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement.

2. The definition of “Beneficial Owner” shall be amended to add to the end of such definition a final clause as set forth below:

and provided further that, notwithstanding the foregoing text of this definition, for purposes of this Agreement, no person shall be deemed the Beneficial Owner of securities owned by another solely based on the existence and effect of any voting arrangements to which the Company was also a party that existed on June 18, 2003.

3. The text of the first sentence of Subsection 11(a)(ii) prior to subclause (A) of such Subsection shall be amended to read in its entirety as follows:

Subject to Sections 23(a) and 24 of this Rights Agreement and except as otherwise provided in this Section 11, if any Person shall become an Acquiring Person (the first occurrence of such event being referred to herein as a “Flip-In Event”), unless the event causing such Person to become an Acquiring Person is (1) a transaction set forth in Section 13(a) hereof or (2) an acquisition of shares of Common Stock pursuant to a Permitted Offer, then, promptly following the occurrence of such event (taking into account the last sentence of the definition of “Acquiring Person”),

4. The text of Section 33, which reads “State of Texas,” shall be amended to read “State of Delaware.”

5. Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other provisions of the Rights Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Agreement, the terms “this Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date of this Amendment, unless the context otherwise requires, the Agreement as amended by this Amendment.

6. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Agreement.

7. This Amendment may be executed in one or more counterparts, and signature pages may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective upon its execution by the parties hereto.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment to the Agreement as of the date first above written, effective as set forth herein.

COMPANY:

HORNBECK OFFSHORE SERVICES INC.

By:	/s/ Todd M. Hornbeck
Todd M. Hornbeck, Chief Executive Officer

RIGHTS AGENT:

MELLON INVESTOR SERVICES LLC

By:	/s/ David Cary
David Cary, Relationship Manager

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